UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							September 28, 2005


Via U.S. Mail
Eni SpA
Paolo Scaroni
Chief Executive Officer
Piazzale Enrico Mattei 1
00144 Rome
Italy

RE:		Eni SpA
      Form 20-F for the fiscal year ended December 31, 2004
		File No.  1-14090

Dear Mr. Scaroni:

      We have reviewed your response and have the following comment.
We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

General -

We note that you have operations in Iran and Libya, and have entered into various agreements and projects for doing business in both countries. Advise us of the nature and extent of your operations and interests in Iran, including your contacts or dealings with the Iranian government and enterprises controlled by the Iranian government; and the material terms of your agreements in Iran, including dollar amounts and parties to these agreements. Describe for us the operations of Eni Iran BV. Please also discuss the nature and extent of your operations and interests in Libya. In view of the fact that both Iran and Libya have been identified by the U.S. State
Department as state sponsors of terrorism, and Iran is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control (OFAC), please advise us of the materiality to the company of its operations in these countries, and give us your view as to whether those operations constitute a material investment risk for your security holders.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.

Risk Factors
Political Considerations -

Please amend your discussion of the Iran Libya Sanctions Act to disclose that it was adopted with the objective of denying Iran and
Libya the ability to support acts of international terrorism and fund the development or acquisition of weapons of mass destruction.

In the penultimate sentence of the risk factor you state that "Iran and Libya continue to be designated by the U.S. Office of Global Security Risks as States sponsoring terrorism." Please revise your disclosure to remove your reference to the U.S. Office of Global Security Risks and replace it with a reference to the U.S. State Department, which is the federal agency that designates state sponsors of terrorism.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:


the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202)
551-
3470 if you have any questions about the comment or our review.




								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
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Eni SpA
Paolo Scaroni
September 28, 2005
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